Vasogen	Vasogen Inc. 4 Robert Speck Parkway, 15th Floor Mississauga, ON L4Z 1S1 Canada Tel: (905) 402-9925 Fax: (905) 847-6270

August 12, 2009

Ms. Tara I. Harkins
Reviewing Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Dear Ms. Harkins:

Re:         Comment letter on Form 20-F
File No. 0-29350

Thank you for your letter dated August 10, 2009 commenting on our Form 20-F for the year ended November 30, 2008.  Our responses to your comments are set forth immediately following our restatement of your comments.

Disclosure Controls and Procedures, page 50

1.
We note your disclosure that “the Chief Executive Office and the Chief Financial Officer have concluded that, as at November 30, 2008, the disclosure controls and procedures were effective to provide reasonable assurance that the information [you are] required to disclose on a continuous basis in annual and interim filings and other reports [are] recorded, processed, summarized, and reported or disclosed on a timely basis as required.”  The language that is currently included after the word “effective” in your disclosure appears to be superfluous, since the meaning of “disclosure controls and procedures” is established by Rule 13a-15(e) of the Exchange Act.  Please remove the language in your future filings or revise the disclosure so that the language that appears after the word “effective” is substantially similar in all material respects to the language that appears in the entire two-sentence definition of “disclosure controls and procedures” set forth in Rule 13a-15(c).

1.	We will comply and, as you have requested, will make this change in future filings, as applicable.

Note 18 - Difference Between Generally Accepted Accounting Principles in Canada and the
United States, page 91

2.
We note throughout the filing that you implemented restructuring plans in fy 2008 resulting in severances, transition costs and a reduction in the number of full-time employees from 104 to six. To the extent that these represent restructuring plans, please revise your notes and MD&A in future filings to provide the disclosures required by paragraph 20 of SFAS 146 and SAB Topic 5P:4.

Ms. Tara I. Harkins
August 12, 2009

2:
We have reviewed the nature of the restructuring activities incurred in fiscal 2008 and believe the description of the activity, including the facts and circumstances leading to the activity, were adequately disclosed in both the notes to the financial statements and our Management’s Discussion and Analysis (‘MD&A’).  In future filings, we will disclose the additional information required by SFAS 146 and SAB Topic 5P:4 in our financial statements and MD&A.

As requested in your letter, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing.
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing
•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ Graham D. Neil

Graham D. Neil
Vice President, Finance and CFO